UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

On Track Innovations LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share

(Title of Class of Securities)

M8791A109

(CUSIP Number)

Mark R. Beatty 10900 N.E. 4th Street, Suite 1850 Bellevue, WA 98004 (425) 990-4026

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8791A109
1	Names of Reporting Persons Jerry Lafe Ivy, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,997,575
	8	Shared Voting Power
	9	Sole Dispositive Power 3,997,575
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,997,575
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.7%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 41,294,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of May 9, 2019, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 14, 2019.

CUSIP No. M8791A109
1	Names of Reporting Persons Marlene V. Ivy
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 779,902
	8	Shared Voting Power
	9	Sole Dispositive Power 779,902
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 779,902
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.9%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 41,294,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of May 9, 2019, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 14, 2019.

CUSIP No. M8791A109
1	Names of Reporting Persons Sandra Hardardottir
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 511,203
	8	Shared Voting Power
	9	Sole Dispositive Power 511,203
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 511,203
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.2%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 41,294,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of May 9, 2019, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 14, 2019.

Explanatory Note

This Schedule 13D (“Schedule 13D”) relates to shares of Ordinary Shares, NIS 0.10 par value per share (“Common Stock”), of On Track Innovations, Ltd., an Israel corporation (the “Issuer”).  This statement is being filed by Jerry Lafe Ivy, Jr. (“Mr. Ivy”), as trustee of, and beneficiary under, the JERRY L. IVY, JR., DESCENDANTS’ TRUST (the “Trust”) dated 8/10/1998, a trust organized under the laws of the State of Illinois, Marlene V. Ivy (“Mrs. Ivy”) and Sandra Hardardottir (“Ms. Hardardottir” and collectively, the “Reporting Persons”).

Item 1.

Security and Issuer

This statement relates to shares of Ordinary Shares, NIS 0.10 par value per share, of On Track Innovations LTD., an Israel corporation (the "Issuer").  The principal executive offices of the Issuer are located at Z.H.R. Industrial Zone, Rosh-Pina 12000, Israel.

Item 2.

Identity and Background

(a)           This statement is being filed by the Reporting Persons.

(b)-(c)     Mr. Ivy, a natural person, is a private investor who seeks appreciation in the value of his assets.  Mr. Ivy is trustee of, and a beneficiary under, the JERRY L. IVY, JR., DESCENDANTS’ TRUST dated 8/10/1998, a trust organized under the laws of the State of Illinois. Mr. Ivy’s principal place of business and principal office is 1003 Lake St, #301, Kirkland, WA  98033.

Mrs. Ivy, a natural person, is a private investor who seeks appreciation in the value of her assets.  Mrs. Ivy’s principal place of business and principal office is 3007 Webster Pt. Drive N.E., Seattle WA 98105.  Mr. Ivy is Mrs. Ivy’s son, and advises his mother with respect to her investments, including voting and disposing of securities.

Ms. Hardardottir, a natural person, is a private investor who seeks appreciation in the value of her assets.  Ms. Hardardottir’s principal place of business and principal office is 520 4th Street #22, Kirkland, WA 98033.  Ms. Hardardottir and Mr. Ivy are engaged to be married and she assists Mr. Ivy in managing his investments.

(d)-(e) During the last five years, none of Mr. Ivy, Mrs. Ivy or Ms. Hardardottir has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. Ivy, Mrs. Ivy and Ms. Hardardottir is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration

The aggregate amount of funds used to purchase the Trust’s shares of Common Stock was $6,715,926.  The source of funds used by Mr. Ivy as trustee to acquire shares was the funds of the Trust.

The aggregate amount of funds used to purchase Mrs. Ivy’s shares of Common Stock was $990,476.  The source of funds used by Mrs. Ivy to acquire shares was her personal funds.

The aggregate amount of funds used to purchase Ms. Hardardottir’s shares of Common Stock was $664,754.  The source of funds used by Ms. Hardardottir to acquire shares were her personal funds and a loan from a private individual, which loan has been repaid in full, in part by Mr. Ivy pursuant to the agreement described in Item 6.

Item 4.

Purpose of Transaction

The Reporting Persons have acquired the shares of the Issuer reported herein for investment purposes only, in order to profit from appreciation of the Common Stock.

Mr. Ivy and Ms. Hardardottir believe the Issuer’s shares are substantially undervalued by the current market price for the shares, which, in their view, does not reflect the fair value of the Company’s assets, including its intellectual property, technology, customer base and significant net operating loss carryforwards.  Mr. Ivy and Ms. Hardardottir intend to engage with the Issuer’s board of directors, management, and shareholders and other interested persons to discuss their concerns with the Issuer’s strategies, continuing lack of profits and declining stock price, and identify alternative approaches to increasing shareholder value.  Mr. Ivy and Ms. Hardardottir may seek representation on the Issuer’s Board of Directors.  Mr. Ivy and Ms. Hardardottir intend to monitor developments at the Issuer and plan to communicate with members of the board of directors, management of the Issuer and others on the foregoing and other matters that they deem relevant to their investment in the Issuer.  Other than as described in the preceding sentences, the Reporting Persons have no plans or proposals that relate to any of the matters described in Item 4 (a) – (j) of Schedule 13D.

Depending upon market conditions and other factors that Mr. Ivy, Mrs. Ivy and Ms. Hardardottir may deem material to their decisions, they may purchase additional securities of the Issuer in the open market, in private transactions or from the Issuer, or may, at any time, dispose through open market or private transactions all or a portion of the securities of the Issuer that they own or hereafter may acquire.

Item 5.

Interest in Securities of the Issuer

(a)  The calculations included herein are based on a total of 41,294,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of May 9, 2019, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 14, 2019.  As of the close of business on July 5, 2019, Mr. Ivy beneficially owns 3,997,575 shares of Common Stock, which represent approximately 9.8% of the outstanding Common Stock, Mrs. Ivy beneficially owns 779,902 shares of Common Stock, which represent approximately 1.9% of the outstanding Common Stock, and Ms. Hardardottir beneficially owns 511,203  shares of Common Stock, which represent approximately 1.2% of the outstanding Common Stock..

(b)  Mr. Ivy has sole voting power and power of disposition over the 3,997,575 shares of Common Stock.

Mrs. Ivy has sole voting power and power of disposition over the 779,902 shares of Common Stock owned in her account.

Ms. Hardardottir has sole voting power and power of disposition over the 506,803 shares of Common Stock owned in her account, plus an additional 4,400 shares held in a custodial account for the benefit of her minor son.

(c)  During the past 60 days, neither Mrs. Ivy or Ms. Hardardottir purchased or sold any Common Stock of the Issuer.  Mr. Ivy sold 10,000 shares of Common Stock of the Issuer on May 22, 2019 at $0.50 per share.

(d)  None.

(e)  Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer

Mr. Ivy advises his mother with respect to her investments, including voting and disposing of securities.  Mr. Ivy has an agreement dated June 6, 2017 with Ms. Hardardottir to guaranty any downside risk on investments made in a designated investment account, which account holds, among other securities, the common stock of the Issuer reported as owned by her in this report.  To the best knowledge of the Reporting Persons, except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among Mr. Ivy, Mrs. Ivy and Ms. Hardardottir and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated July 7, 2019
99.2	Personal Guarantee dated June 6th, 2017

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2019

/s/ Jerry L. Ivy, Jr.

/s/ Marlene V. Ivy

Jerry L. Ivy, Jr.

Marlene V. Ivy

/s/ Sandra Hardardottir

Sandra Hardardottir

Exhibit 99.1

JOINT FILING AGREEMENT
Dated as of July 7, 2019

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of Jerry Lafe Ivy, Jr., Marlene V. Ivy and Sandra Hardardottir on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock, NIS 0.10 par value, of On Track Innovation LTD. and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 7th  day of July 2019.

/s/ Jerry Lafe Ivy, Jr.
Jerry Lafe Ivy, Jr

/s/ Marlene V. Ivy
Marlene V. Ivy

/s/ Sandra Hardardottir Sandra Hardardottir ___________

Exhibit 99.2

Personal Guarantee

June 6th, 2017

I, Jerry Lafe Ivy, of 1003 Lake Street South #301 confirm that I act as personal guarantor to any downside risk on the investments made in the Ameritrade Account #489497603 owned by Sandra Hardardottir. Outside of a life-changing event in Sandra's life, the account must be in effect for a minimum of two years before any downside is replaced. After this time, any principal funds lost will be replaced 100% by me within 60 days of said loss.

Signed ____________________

Jerry Lafe Ivy

Dated 6-15-17

Notary Acknowledgment

State of Washington, County of King on June 15th, 2017, the testator, Jerry Lafe Ivy personally came before me and being duly sworn, did state that they are the persons described in the above document and that they signed the above document in a free and voluntary act for the purposes stated.

____

Signature of Notary

Notary Public, in and for the county King state of WA

My commission expires NOV 16 2019 Notary seal

Notary Public
State of Washington
ARASH MONDEGARI
My Appointment Expires Nov 16, 2019